Exhibit 12.01

SOUTHWEST GAS CORPORATION

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(Thousands of dollars)

	For the Year Ended December 31,
	2006	2005	2004	2003	2002
Continuing operations
1. Fixed charges:
A) Interest expense	$92,878	$87,687	$84,138	$78,724	$79,586
B) Amortization	3,467	3,700	3,059	2,752	2,278
C) Interest portion of rentals	6,412	6,333	6,779	6,665	8,846
D) Preferred securities distributions	—	—	—	4,015	5,475

Total fixed charges	$102,757	$97,720	$93,976	$92,156	$96,185

2. Earnings (as defined):
E) Pretax income from continuing operations	$128,357	$68,435	$87,012	$55,384	$65,382
Fixed Charges (1. above)	102,757	97,720	93,976	92,156	96,185

Total earnings as defined	$231,114	$166,155	$180,988	$147,540	$161,567

3. Ratio of earnings to fixed charges	2.25	1.70	1.93	1.60	1.68